SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
QSOUND LABS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74728C307
(CUSIP Number)
John C. Prelaz
38 Hearthstone Drive
Asheville, NC  28803
(828) 684-2678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 7, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	74728C307	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSON John C. Prelaz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		87,032

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		462,968

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,032

WITH	10	SHARED DISPOSITIVE POWER

		462,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	550,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.82%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	74728C307	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSON Deborah A. Prelaz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		462,968

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		462,968

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	462,968

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.90%

14	TYPE OF REPORTING PERSON

	IN

Page 4 of 7 Pages
ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock of Qsound Labs Inc., a corporation organized under the laws of Alberta, Canada (“Qsound”). The principal executive offices of Qsound are located at #400, 3115-12th Street N.E., Calgary, Alberta, T2E 7J2 Canada.
ITEM 2. IDENTITY AND BACKGROUND
(A) - (C) AND (F) This statement is being filed on behalf of John C. Prelaz and Deborah A. Prelaz (the “Reporting Parties”) as a result of the transactions described under Items 3 and 5.
John C. Prelaz, a United States citizen, is president of Results Marketing and Visual Communications, Inc., a sales management consulting company. The principal business address and the residence address are the same, 38 Hearthstone Drive, Asheville, NC  28803.
Deborah A. Prelaz, a United States citizen, is an employee of Results Marketing and Visual Communications, Inc., a sales management consulting company. The principal business address and the residence address are the same, 38 Hearthstone Drive, Asheville, NC  28803.
(D) AND (E) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons used personal funds to purchase the shares held by them. The Reporting Persons have not borrowed funds to acquire the shares disclosed in this form; however, 31,927 shares are held in a joint margin account together with other securities.

Page 5 of 7 Pages
ITEM 4. PURPOSE OF TRANSACTION
All shares of Common Stock acquired by the Reporting Persons have been acquired for general investment purposes. The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Company in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Common Stock, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting Qsound and the Reporting Persons, other investment opportunities available to the Reporting Persons and other considerations. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. Each of the Reporting Persons may, at any time, review or reconsider his or its position with respect to Qsound and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(A)-(B) The Reporting Persons own 550,000 shares (the “Owned Shares”) of common stock of Qsound, representing 5.82% of the 9,453,585 shares reported to be outstanding by Qsound in a report by a Private Foreign Issuer on Form 6-k filed November 30, 2007. The Reporting Persons hold 365,468 of the Owned Shares in joint accounts for which they share the power to vote and to dispose of the Owned Shares. Deborah A. Prelaz holds 97,500 of the Owned Shares in an IRA account over which the Reporting Persons share the power to vote and dispose of the Owned Shares. John C. Prelaz holds 82,500 of the Owned Shares in an IRA account over which he has sole voting and dispositive power. John C. Prelaz has sole voting and dispositive power over 4,532 of the Owned Shares that are held in custodial accounts for his minor children.
(C) The Reporting Persons effected the following transactions during the past sixty (60) days:

Date of Transaction	Number of Shares	Price Per Share	Where and How Effected
2/05/08	1,500	$1.89	The Nasdaq Stock Market Open Market Purchase

2/06/08	1,858	$1.89	The Nasdaq Stock Market Open Market Purchase

2/07/08	6,134	$1.89	The Nasdaq Stock Market Open Market Purchase

2/08/08	328	$1.89	The Nasdaq Stock Market Open Market Purchase

3/07/08	1,800	$1.81	The Nasdaq Stock Market Open Market Purchase

3/10/08	700	$1.61	The Nasdaq Stock Market Open Market Purchase

3/11/08	7,500	$1.61	The Nasdaq Stock Market Open Market Purchase
(D) Not applicable.

Page 6 of 7 Pages
(E) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement of Reporting Parties pursuant to Rule 13d-1(k)

Page 7 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2008

/s/ John C. Prelaz
John C. Prelaz

/s/ Deborah A. Prelaz
Deborah A. Prelaz

EXHIBIT 1
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, of Qsound Labs, Inc., a corporation organized under the laws of Alberta, Canada, and further agree that this Joint Filing Agreement be included as exhibit to such joint filings. In evidence thereof, the undersigned parties, each being duly authorized, hereby execute this Agreement on the 14th day of March 2008.

/s/ John C. Prelaz
John C. Prelaz

/s/ Deborah A. Prelaz
Deborah A. Prelaz